# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Qorvo, Inc., CIK 0001604778
CUSIP: 74736K101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Date of event which requires filing of this statement: 05/19/2025
Amends the filing with accession number 0000921895-25-000115
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 3,730,607; shared voting power 0; sole dispositive power 3,730,607; shared dispositive power 0; aggregate amount beneficially owned 3,730,607 (4% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 507,252; shared voting power 0; sole dispositive power 507,252; shared dispositive power 0; aggregate amount beneficially owned 507,252 (0.5% of the class)
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 397,133; shared voting power 0; sole dispositive power 397,133; shared dispositive power 0; aggregate amount beneficially owned 397,133 (0.4% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 397,133; shared voting power 0; sole dispositive power 397,133; shared dispositive power 0; aggregate amount beneficially owned 397,133 (0.4% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 196,840; shared voting power 0; sole dispositive power 196,840; shared dispositive power 0; aggregate amount beneficially owned 196,840 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 196,840; shared voting power 0; sole dispositive power 196,840; shared dispositive power 0; aggregate amount beneficially owned 196,840 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 593,973; shared voting power 0; sole dispositive power 593,973; shared dispositive power 0; aggregate amount beneficially owned 593,973 (0.6% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,332,439; shared voting power 0; sole dispositive power 1,332,439; shared dispositive power 0; aggregate amount beneficially owned 1,332,439 (1.4% of the class)
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,270,655; sole dispositive power 0; shared dispositive power 8,270,655; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,270,655; sole dispositive power 0; shared dispositive power 8,270,655; aggregate amount beneficially owned 8,270,655 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Qorvo, Inc.
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 19, 2025, the Issuer announced its intention to nominate Peter A. Feld, Managing Member, Portfolio Manager and Head of Research of Starboard Value LP (together with its affiliates, "Starboard"), for election to the Issuer's Board of Directors (the "Board") at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"), following constructive engagement between the Issuer and Starboard. In connection with this announcement, on May 19, 2025, Starboard delivered a notice to the Issuer withdrawing its nomination of Mr. Feld for election to the Board at the Annual Meeting.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (05/19/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (05/19/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (05/19/2025)
- Starboard Value & Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner (05/19/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (05/19/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (05/19/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (05/19/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (05/19/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (05/19/2025)
- Starboard G Fund, L.P.: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value G GP, LLC, its general partner (05/19/2025)
- Starboard Value G GP, LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (05/19/2025)
- Starboard Value A LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A GP LLC, its general partner (05/19/2025)
- Starboard Value A GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (05/19/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (05/19/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (05/19/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (05/19/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (05/19/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (05/19/2025)